Exhibit 8.1

List of Subsidiaries of Lilium N.V.

Subsidiary Name	Jurisdiction of Incorporation
Lilium GmbH	Germany
Lilium Schweiz GmbH	Switzerland
Lilium Aviation UK Ltd.	United Kingdom
Lilium Aviation Inc.	United States (Delaware)
Lilium eAircraft GmbH	Germany